CHAPMAN AND CUTLER LLP	111 WEST MONROE STREET
CHICAGO, ILLINOIS 60603

October 11, 2019

VIA EDGAR CORRESPONDENCE

Mark Cowan
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VIII (the “Trust”)
File Nos. 333-210186; 811-23147

Dear Mr. Cowan:

This letter responds, in part, to your comments, provided by email, regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on August 6, 2019 (the “Registration Statement”). The Registration Statement relates to the First Trust Active Factor Large Cap ETF, First Trust Active Factor Mid Cap ETF and First Trust Active Factor Small Cap ETF (each a “Fund,” and together, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

This letter responds only to your comments regarding the Funds’ use of prior related performance of the Advisor. The Funds will address the remainder of your comments in a subsequent letter. The section of the Funds’ prospectus entitled “Prior Related Performance of the Advisor,” as revised in accordance with your comments, is attached hereto as Exhibit A.

Comment 1 – Prior Related Performance of the Advisor

The Staff requests that the Funds file a BXT until all of the issues related to the prior related performance have been resolved.

Response to Comment 1

The Funds desire to maintain their current effective date under Rule 485A; however, the Funds will delay their public launch until all of the issues related to the prior related performance have been resolved.

Comment 2 – Prior Related Performance of the Advisor

Please include any other accounts managed by the Advisor with substantially similar investment objectives, policies and strategies. If there are no other substantially similar accounts managed by the Advisor, please affirmatively represent that all accounts are included in this disclosure.

Response to Comment 2

The Funds represent that all accounts managed by the Advisor with substantially similar investment objectives, policies and strategies to the Funds have been included in the disclosure.

Comment 3 – Prior Related Performance of the Advisor

The Staff notes that the term “Models” suggests hypothetical rather than actual performance and requests that a different term be used.

Response to Comment 3

In response to the Staff’s comment, the term “Model(s)” has been replaced throughout the disclosure with “Account(s).” Accordingly, “Account” will be used as the defined term throughout our responses in this letter.

Comment 4 – Prior Related Performance of the Advisor

Please explain in correspondence what is meant by “the Models each consisted of a single account totaling $___, $___ and $___, respectively, of the Advisor’s own investment,” including whether the performance from an account is actually managed by the Advisor or is an incubator fund and how much money was put into each account. The Staff notes that depending on the response, they may have follow-up questions to determine whether the prior performance presentation may be included in the prospectus.

Response to Comment 4

Each Account is structured as a separately managed account that is managed by the Advisor and consists of between $280,000 to $360,000 in assets. The Advisor is the sole investor in each account. The disclosure has been revised accordingly.

Comment 5 – Prior Related Performance of the Advisor

Please represent in correspondence that the use of adjusted fees/expenses of the Fund does not result in performance that is higher than what would have been achieved using the actual fees/expenses of the Models. Additionally, please revise the disclosure so that it is clear that performance is net of all actual fees and expenses of the accounts.

Response to Comment 5

The Funds represent that the use of adjusted fees/expenses of a Fund does not result in performance that is higher than what would have been achieved using the actual fees/expenses of the corresponding Account. The disclosure has otherwise been revised in accordance with this comment.

Comment 6 – Prior Related Performance of the Advisor

Please include the phrase “listed in its fee table” in the second sentence in the second paragraph of the section entitled “Prior Related Performance of the Advisor.”

Response to Comment 6

The disclosure has been revised in accordance with this comment.

Comment 7 – Prior Related Performance of the Advisor

Please explain in correspondence how the performance of the Models/accounts was calculated. The Staff notes that if this is different than SEC methodology, it should be disclosed.

Response to Comment 7

Performance for the Accounts was calculated consistent with the Global Investment Performance Standards (“GIPS”). The Advisor has received independent verification that its policies and procedures used to calculate and present performance were in compliance with the Global Investment Performance Standards as of December 31, 2018 (the most recent date for which independent verification was sought). The disclosure has been revised to state the performance was calculated in accordance with GIPS.

Comment 8 – Prior Related Performance of the Advisor

Please explain whether more than one account will be represented in the tables in the section entitled “Prior Related Performance of the Advisor.”

Response to Comment 8

Each Fund will have one respective Account represented with substantially similar investment objectives, policies and strategies to that Fund.

Comment 9 – Prior Related Performance of the Advisor

Please present the Net returns before the Gross returns in the tables included in the section entitled “Prior Related Performance of the Advisor.” The Staff notes that although a Fund may present gross performance of the Models in addition to net or adjusted performance, the Models’ net or adjusted performance must be more prominent (e.g., presented as the first column or row in a table).

Response to Comment 9

The disclosure has been revised in accordance with this comment.

Comment 10 – Prior Related Performance of the Advisor

Please include in correspondence the prior performance information (presenting the average annual total return for 1, 5, and 10 years of operation or since date of inception if less than 10 years) along with responses to the other comments herein at least five days prior to the effective date of the Registration Statement.

Response to Comment 10

Please see Exhibit A attached hereto.

Comment 11 – Prior Related Performance of the Advisor

Please represent in correspondence that the Funds have the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended.

Response to Comment 11

The Funds represent that they have the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

Prior Related Performance of the Advisor

The tables below illustrate the historical performance of the Advisor’s FT Active Factor Large Cap Account, FT Active Factor Mid Cap Account and FT Active Factor Small Cap Account (the “Accounts”), which are each derived from a single separately managed account managed by the Advisor that has investment objectives, policies, and strategies that are substantially similar to those of the corresponding Fund. As of September 27, 2019, the Accounts consisted of $357,402, $309,092 and $281,941, respectively, of the Advisor’s own investment. The Advisor is the sole investor in each Account.

The Accounts are not subject to the diversification requirements and other restrictions imposed by the 1940 Act and the Internal Revenue Code of 1986, which, if applicable, might have adversely affected account performance. Returns are presented gross and net of Fund fees and expenses as listed in the Fee Table and include the reinvestment of all income. Gross returns reflect the actual fees and expenses incurred by the Accounts. The tables below also show how the performance of the Accounts compare over the time periods indicated with those of a broad measure of market performance. You cannot invest directly in an index.

Of course, past performance is no indication of future results. The tables presented here represent the performance of other accounts managed by the Advisor and not the actual performance of the Funds. The performance below was calculated in accordance with Global Investment Performance Standard (GIPS®).

Average Annual Total Returns for the Periods Ended September 30, 2019

FT Active Factor Large Cap Account
	1 Year	Since Inception (11/01/2017)
Net of Fund fees and expenses	1.86%	9.26%
Gross (including Account fees and expenses)	2.42%	9.85%
S&P 500 Total Return Index	4.25%	10.05%
FT Active Factor Mid Cap Account
	1 Year	Since Inception (07/01/2018)
Net of Fund fees and expenses	-1.92%	2.19%
Gross (including Account fees and expenses)	-1.28%	2.85%
S&P 400 Total Return Index	-2.49%	1.02%
FT Active Factor Small Cap Account
	1 Year	Since Inception (07/01/2018)
Net of Fund fees and expenses	-10.11%	-4.80%
Gross (including Account fees and expenses)	-9.44%	-4.07%
Russell 2000 Total Return Index	-8.89%	-4.52%